EXHIBIT 99.2

CONSENT OF EXPERT

February 18, 2025

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Simon Hille, do hereby consent to:

(1)

the inclusion in this Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) of the scientific and/or technical information relating to the Company's operating mines and development projects contained in the Company’s Material Change Report dated February 14, 2025 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and

(2)

the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into (i) the Company’s Registration Statement on Form F-10 (333-272043) and (ii) the Company’s Registration Statements on Form S-8 (Nos. 333-261772, 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861 and 333-230600), and any amendments thereto, filed with the SEC.

By:	/s/ Simon Hille
Simon Hille, FAusIMM
Eldorado Gold Corporation
Executive Vice President, Technical Services and Operations